The Chefs’ Warehouse, Inc.

100 East Ridge Road

Ridgefield, Connecticut 06877

By EDGAR	September 7, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, NE

Washington, DC 20549-0405

Re: The Chefs’ Warehouse, Inc.

Form 10-K for the Fiscal Year Ended December 24, 2021

Filed February 22, 2022

File No. 1-35249

Dear Mr. Kuhn and Mr. Jones:

On behalf of The Chefs’ Warehouse Inc. (the “Company”) and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Form 10-K for the Fiscal Year Ended December 24, 2021 filed with the Commission on February 22, 2022 (the “Form 10-K”) contained in your letter dated August 26, 2022 (the “Comment Letter”), I am submitting this letter containing responses to the Comment Letter.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold, followed by the related response.

Form 10-Q for the Interim Period Ended June 24, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

1.	In your analysis of “gross profit” for each period presented, you state sales growth is a factor for gross profit increases. Please explain to us and disclose the extent of this effect. Since presumably cost of sales also increase with sales increases, discuss the relative impact of each on your gross profit margins. Also, please explain to us and disclose the reasons why gross profit margins changed in the periods presented. If product mix contributes to gross profit margin changes, discuss the extent and the products that are the primary contributors and why (e.g., “product A provides more/less margin because ...”). If inflation has affected your costs and margins, explain the relative effect of each. Refer to Item 303 of Regulation S-K and Section III.B.4 of Release No. 33-8350 for guidance.

In response to the Staff’s comment the Company will expand its disclosure of the factors impacting gross profit in future filings. The following is an example of the future disclosure related to gross profit:

Gross profit dollars increased primarily as a result of increased sales volumes and price inflation. Gross profit margin increased approximately 140 basis points. Gross profit margins decreased 70 basis points in the Company’s specialty category and increased 230 basis points in the Company’s center-of-the-plate category. Estimated inflation was 16.4% in the Company’s specialty category and 10.9% in the center-of-the-plate category compared to the prior year quarter. Higher inflation compressed margin rates in the specialty categories, while margin rates in the center-of-the-plate category were buoyed by the reopening of favorable margin markets in the 2022 period.

Liquidity and Capital Resources

Cash Flows, page 21

2.	Your analysis of changes in operating cash flows references net results, noncash charges and working capital. Note that references to these items may not provide a sufficient basis to understand how operating cash actually was affected between periods. Your analysis should discuss factors that actually affected operating cash and reasons underlying these factors. In connection with this, discuss more fully what the cash used for working capital growth primarily driven by the Company’s reinvestment in working capital to support sales growth represents and the potential for this to be a continuing trend. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance, and section 501.04 of the staff’s Codification of Financial Reporting Releases regarding quantification of variance factors. Please revise your disclosure as appropriate.

In response to the Staff’s comment the Company will expand its disclosure of the factors impacting operating cash flows in future filings. The following is an example of the future disclosure related to operating cash flows:

Net cash provided by operations was $19.8 million for the twenty-six weeks ended June 24, 2022, compared to net cash used in operating activities of $23.9 million for the twenty-six weeks ended June 26, 2021. The increase in cash provided by operating activities is primarily due to the increased net income, net of non-cash charges, in the current year of $55.4 million versus a loss of $0.1 million in the prior year period. This improvement in cash-based profitability is primarily due to a 65% increase in sales compared to the prior year period. The sales growth also resulted in higher working capital (increased accounts receivable and inventory partially offset by higher accounts payable). The working capital growth of $11.8 million versus the prior year period partially offset the favorable impact of increased profitability. The Company’s increased working capital investment in the current year is the result of rapid sales growth driven by the Company’s recovery from the pandemic. The Company expects working capital growth to moderate in the future as sales growth normalizes.

Form 8-K Furnished July 27, 2022

Exhibit 99.1

Full Year 2022 Guidance, page 2

Please reconcile the guidance presented for the non-GAAP measure “adjusted EBITDA” to the comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the staff’s “Non-GAAP Financial Measures” Compliance and Disclosure Interpretations.

In response to the Staff’s comment the Company will expand its disclosure to include a table reconciling between Net Income guidance and Adjusted EBITDA guidance in the future. The Company had previously included such a reconciliation when providing Adjusted EBITDA guidance. At the inception of the covid 19 pandemic, the Company stopped providing such guidance. The reconciliation was inadvertently omitted when the Company resumed providing Adjusted EBITDA guidance. The following is an example of the future disclosure the reconciliation of Net Income to Adjusted EBITDA:

THE CHEFS’ WAREHOUSE, INC.
Reconciliation of Adjusted EBITDA Guidance for Fiscal 2022

(in millions)	Low-End	High-End
Net Income	$39.1	$46.4
Provision for income taxes	14.5	17.2
Depreciation and amortization	40.4	40.4
Interest expense	18.7	18.7
EBITDA	112.7	122.7
Adjustments:
Stock compensation	12.3	12.3
Other operating expenses	5.3	5.3
Duplicate rent	4.7	4.7
Adjusted EBITDA	$135.0	$145.0